EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended January 28, 2006 and for the quarters ended May 20, 2006 and May 21, 2005.

	May 20,	May 21,	January 28,	January 29,	January 31,	February 1,	February 2,
	2006	2005	2006	2005	2004	2003	2002
	(16 weeks)	(16 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense(1)	$489	$459	$1,525	$286	$739	$1,950	$1,706
Fixed charges(1)	271	277	895	950	983	1,000	1,032
Capitalized interest	(4)	(2)	(7)	(5)	(5)	(5)	(9)

Pre-tax earnings before fixed charges	$756	$734	$2,413	$1,231	$1,717	$2,945	$2,729
Fixed charges:
Interest(1)	$159	$161	$518	$562	$609	$624	$659
Portion of rental payments deemed
to be interest	112	116	377	388	374	376	373

Total fixed charges	$271	$277	$895	$950	$983	$1,000	$1,032
Ratio of earnings to fixed charges(1)	2.8	2.6	2.7	1.3	1.7	2.9	2.6

(1)	Amounts have been adjusted for the Company’s adoption of SFAS No. 145 on February 2, 2003. Adoption of this Statement required the Company to reclassify the debt extinguishments recorded as extraordinary items in prior periods as interest expense in those periods. These debt extinguishments totaled $19 million, pre-tax, in the fiscal year ended February 1, 2003. There were no debt extinguishments recorded as extraordinary items during the fiscal year ended February 2, 2002.